UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 26, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Kadmon Holdings, LLC

File No. 333-211949 - CF#33643

_____

Kadmon Holdings, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 10, 2016, as amended.

Based on representations by Kadmon Holdings, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.2	through March 21, 2026
Exhibit 2.3	through December 31, 2020
Exhibit 2.4	through March 21, 2026
Exhibit 2.5	through March 21, 2026
Exhibit 10.9	through March 21, 2026
Exhibit 10.10	through March 21, 2026
Exhibit 10.11	through March 21, 2026
Exhibit 10.12	through March 21, 2026
Exhibit 10.13	through March 21, 2026
Exhibit 10.14	through March 21, 2026
Exhibit 10.15	through March 21, 2026
Exhibit 10.17	through March 21, 2026
Exhibit 10.18	through March 21, 2026
Exhibit 10.19	through December 31, 2021
Exhibit 10.20	through December 31, 2021
Exhibit 10.21	through December 31, 2020
Exhibit 10.22	through December 31, 2020
Exhibit 10.23	through December 31, 2020
Exhibit 10.24	through December 31, 2020
Exhibit 10.25	through December 31, 2020
Exhibit 10.27	through March 21, 2026
Exhibit 10.30	through March 21, 2026

| Exhibit 10.31 | through February 23, 2022 |
| Exhibit 10.32 | through February 23, 2022 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary